Mail Stop 3561

January 29, 2007

Mr. Dennis Chen, Chief Executive Officer
Med-Zone Biotechnologies Acquisition, Inc.
28W 38th Street
Suite 8W
New York, NY 10018

> **Re:** **Med-Zone Biotechnologies Acquisition, Inc.**
> **Form 10-KSB for Fiscal Year Ended May 31, 2005**
> **Form 10-QSB for Fiscal Quarter Ended August 31, 2005**
> **File No. 0-50814**

Dear Mr. Chen:

We issued comments to you on the above captioned filing(s) on August 3, 2006. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 13, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 13, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other thing, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Please contact Raquel Howard at (202) 551-3291 if you have any questions.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies